# SEC Schedule 13D/A (Amendment No. 32) — Beneficial ownership report by holders of more than 5% of a class

Issuer: STAAR SURGICAL CO, CIK 0000718937
CUSIP: 852312305
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 25510 Commercentre Drive, Lake Forest, California (CA), 92630
Date of event which requires filing of this statement: 02/27/2025
Amends the filing with accession number 0000919574-24-000295
Filed by CIK 0001278386
Persons authorized to receive notices and communications: Neal C. Bradsher, c/o Broadwood Capital Inc., 156 West 56th Street, 3rd Floor, New York, New York (NY), 10019, (212) 508-5735

## Reporting persons
- BROADWOOD PARTNERS, L.P. (CIK 0001278386): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 11,953,198; sole dispositive power 0; shared dispositive power 11,953,198; aggregate amount beneficially owned 11,953,198 (24.2% of the class)
- BROADWOOD CAPITAL INC. (CIK 0001278387): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,953,198; sole dispositive power 0; shared dispositive power 11,953,198; aggregate amount beneficially owned 11,953,198 (24.2% of the class)
- BRADSHER, NEAL C. (CIK 0001278388): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 25,900; shared voting power 11,953,198; sole dispositive power 25,900; shared dispositive power 11,953,198; aggregate amount beneficially owned 11,979,098 (24.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: STAAR SURGICAL CO
Address of issuer's principal executive offices: 25510 Commercentre Drive, Lake Forest, California (CA), 92630
Comment: The name of the issuer is STAAR Surgical Company, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 25510 Commercentre Drive, Lake Forest, California 92630. This Amendment No. 32 to Schedule 13D relates to the Issuer's Common Stock, par value $0.01 per share (the "Shares").

## Item 2. Identity and Background
Name of person filing: (a), (f) The persons filing this statement are: (i) Broadwood Partners, L.P., a Delaware limited partnership ("Broadwood Partners"); (ii) Broadwood Capital, Inc., a New York corporation ("Broadwood Capital"); and (iii) Neal C. Bradsher, a United States citizen ("Mr. Bradsher", and collectively with Broadwood Partners and Broadwood Capital, the "Reporting Persons").
Residence or business address: (b), (c) Broadwood Capital is an investment adviser registered with the Securities and Exchange Commission that is principally engaged in the business of providing investment advisory services. Broadwood Partners is a pooled investment vehicle that is principally engaged in the business of investing its assets in securities. Broadwood Capital serves as the general partner of Broadwood Partners. Neal Bradsher is the President of Broadwood Capital. The principal business address of the Reporting Persons is: c/o Broadwood Capital, Inc., 156 West 56th Street, 3rd Floor, New York, New York 10019.
Criminal convictions in the last five years: None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The funds for the purchase of the 11,953,198 Shares beneficially owned by Broadwood Partners came from its working capital. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 11,953,198 Shares beneficially owned by Broadwood Capital came from the working capital of Broadwood Partners, which is the direct owner of the Shares. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 11,979,098 Shares beneficially owned by Mr. Bradsher came from his personal funds and the working capital of Broadwood Partners. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired their Shares for investment purposes in a series of transactions beginning in 1994 and are filing this Schedule 13D/A to report a change in their respective beneficial ownership percentages.

Since the Reporting Persons' thirty-first Schedule 13D Amendment filing in January 2024, the Issuer's stock price has fallen considerably. This decline took place amid macroeconomic headwinds that pressured the global refractive surgery market and operational missteps that hindered the Issuer's business progress. As a result, the Reporting Persons believe that the Issuer's valuation has fallen to a level that does not reflect the advantages of the Issuer's proprietary technology, nor the technology's potential to transform the refractive surgery market and address the global myopia epidemic. The Issuer's valuation also does not appear to reflect the potential for the Issuer's business to enter a period of accelerating revenue growth and expanding profit margins as macroeconomic headwinds abate and as the Issuer addresses its operational missteps. Despite these recent challenges and missteps, the Reporting Persons believe that the Issuer has continued to increase its share of the global market for refractive surgery and make progress toward realizing its substantial long-term growth opportunity. The Reporting Persons have significantly increased their position in the Issuer's Shares since late 2022, including over the last few months. As was the case during similar periods in the past, the Reporting Persons would oppose any proposed acquisition of the Issuer at a price that did not represent a very large premium to its current market value, because such a price would not, in the Reporting Persons' opinion, reflect the Issuer's long-term value.

The Reporting Persons believe that the Issuer's new CEO will help the Issuer to realize its substantial long-term global growth opportunity and improve its profitability. The Reporting Persons are impressed with the new CEO's operational experience and history of successfully and profitably growing global businesses. In addition, the Reporting Persons remain attentive to the importance of corporate governance matters and shareholder alignment, and believe that shareholder-oriented corporate governance made a substantial contribution to the Issuer's overall progress in the period from 2015 to 2022. The Reporting Persons have welcomed recent improvements in corporate governance, many of which have resulted from a dialogue between shareholders and the Issuer's board of directors (the "Board"). In particular, the Reporting Persons support the Board's recent decision to restore the separation of the roles of CEO and Board Chair, as well as the appointments of directors with an understanding of shareholder alignment and a deep understanding of the global medical device industry, particularly in Asia (from which approximately 80% of the Issuer's revenue is derived). The Reporting Persons intend to remain in dialogue from time to time with members of the Board and other shareholders about improvements to the Issuer's corporate governance and shareholder alignment, and strategies for long-term shareholder value creation.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate. In that regard, the Reporting Persons have been and may continue to be in contact with members of the Issuer's management, Board, other significant shareholders and others regarding alternatives that the Issuer could employ to create significant additional shareholder value over time.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a)-(d) As of the date hereof, Broadwood Partners may be deemed to be the beneficial owner of 11,953,198 Shares, constituting 24.2% of the Shares, based upon 49,325,372 Shares outstanding as of the date hereof. Broadwood Partners has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 11,953,198 Shares. Broadwood Partners has sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition 11,953,198 Shares.

As of the date hereof, Broadwood Capital may be deemed to be the beneficial owner of 11,953,198 Shares, constituting 24.2% of the Shares, based upon 49,325,372 Shares outstanding as of the date hereof. Broadwood Capital has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 11,953,198 Shares. Broadwood Capital has sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition 11,953,198 Shares.

As of the date hereof, Mr. Bradsher may be deemed to be the beneficial owner of 11,979,098 Shares, constituting 24.3% of the Shares, based upon 49,325,372 Shares outstanding as of the date hereof. Mr. Bradsher has the sole power to vote or direct the vote of 25,900 Shares and the shared power to vote or direct the vote of 11,953,198 Shares. Mr. Bradsher has sole power to dispose or direct the disposition of 25,900 Shares and the shared power to dispose or direct the disposition 11,953,198 Shares.

The transactions in the Shares by the Reporting Persons during the past sixty days are set forth on Exhibit B.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described herein and/or in a previous Schedule 13D filed by the Reporting Persons in respect of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement

Exhibit B: Schedule of Transactions in the Shares

## Signatures
- BROADWOOD PARTNERS, L.P.: By: /s/ Neal C. Bradsher*, Neal C. Bradsher / President of Broadwood Capital Inc. (03/03/2025)
- BROADWOOD CAPITAL INC.: By: /s/ Neal C. Bradsher*, Neal C. Bradsher / President (03/03/2025)
- BRADSHER, NEAL C.: /s/ Neal C. Bradsher*, Neal C. Bradsher (03/03/2025)
Comment: * This Reporting Person disclaims beneficial ownership over the securities reported herein except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.